

March 8, 2011

Jonathan R. Read
Chief Executive Officer
ECOtality, Inc.
Four Embarcadero Center, Suite 3720
San Francisco, California 94111

     Re: **ECOtality, Inc.**
              Registration Statement on Form S-3
              Filed February 10, 2011
              File No. 333-172160

Dear Mr. Read:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 14

1.   Given the nature and size of the offering relative to the number of shares held by non-affiliates before the agreement with ABB, please provide us with a detailed legal analysis as to whether the selling shareholder should be identified as an underwriter within the meaning of section 2(a)(11) of the Securities Act. For guidance, refer to Item 612.09 of the Securities Act Rules Compliance Disclosure Interpretations, available on the Commission's website at www.sec.gov.

Where You Can Find More Information, page 19

2.   Please update the financial statements as required by Regulation S-X rule 8-08.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Samuel C. Dibble, Esq. – Farella Braun + Martel, LLP